CUSIP No. 462628108	Page 1 of 12 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

iPrint Technologies, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

462628108 (CUSIP Number)

Monte D. Wood
3073 Corvin Drive
Santa Clara, CA 95051
(408) 523-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

SCHEDULE 13D

CUSIP NO. 462628108	Page 2 of 12 Pages

1.	Names of Reporting Persons: Monte D. Wood S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 2,580,000

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 15,189,879

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 2,580,000

	10.	Shared Dispositive Power 15,189,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,769,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 30.95%[2]

14.	Type of Reporting Person (See Instructions) IN

[2]	Calculated based on 57,415,040 shares, which includes 54,835,040 shares outstanding as of July 31, 2002, and 2,580,000 shares underlying immediately exercisable options held by Mr. Wood.

SCHEDULE 13D

CUSIP NO. 462628108	Page 3 of 12 Pages

1.	Names of Reporting Persons: Wood Living Trust S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 15,189,879

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,189,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,189,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 27.7%[1]

14.	Type of Reporting Person (See Instructions) OO

[1]	Calculated based on 54,835,040 shares outstanding as of July 31, 2002.

SCHEDULE 13D

CUSIP NO. 462628108	Page 4 of 12 Pages

1.	Names of Reporting Persons: Tina M. Wood S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 15,189,879

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,189,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,189,879[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 27.7%

14.	Type of Reporting Person (See Instructions) IN

[3]	Calculated based on 54,835,040 shares outstanding as of July 31, 2002.

SCHEDULE 13D

CUSIP NO. 462628108	Page 5 of 12 Pages

1.	Names of Reporting Persons: Royal P. Farros S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 8,543,093

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 132,477

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 8,543,093

	10.	Shared Dispositive Power 132,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 15.74%[4]

14.	Type of Reporting Person (See Instructions) IN

[4]	Calculated based on 55,106,919 shares, which includes 54,835,040 shares outstanding as of July 31, 2002, and 271,879 shares underlying immediately exercisable options held by Mr. Farros.

SCHEDULE 13D

CUSIP NO. 462628108	Page 6 of 12 Pages

1.	Names of Reporting Persons: James Childers S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 7,735,438

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 7,735,438

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,735,438

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 13.82%[5]

14.	Type of Reporting Person (See Instructions) IN

[5]	Calculated based on 55,953,040 shares, which includes 54,835,040 shares outstanding as of July 31, 2002, and 1,118,000 shares underlying immediately exercisable options held by Mr. Childers.

SCHEDULE 13D

CUSIP No. 462628108	Page 7 of 12 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock of iPrint Technologies, inc., a Delaware corporation (“iPrint”). iPrint’s principal executive offices are located at 3073 Corvin Drive, Santa Clara, CA 95051.

Item 2.	Identity and Background.

(a) – (c)

This Schedule 13D is being filed on behalf of Monte D. Wood, Royal P. Farros, James Childers, the Wood Living Trust (the “Trust”), and Tina M. Wood. A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1, and is incorporated herein by reference.

Monte Wood is the President and Chief Executive Officer of iPrint. Mr. Wood’s business address is 3073 Corvin Drive, Santa Clara, CA 95051.

Royal Farros is the Chairman of the Board of Directors of iPrint. Mr. Farros’ business address is 3073 Corvin Drive, Santa Clara, CA 9505.

James Childers is a Vice President of Sales of iPrint. Mr. Childers’ business address is 3073 Corvin Drive, Santa Clara, CA 9505.

Tina M. Wood is a homemaker. Mrs. Wood’s business address is c/o Monte D. Wood, iPrint Technologies, inc., 3073 Corvin Dr., Santa Clara, CA 95051.

The Trust is organized under the laws of California for the purpose of holding assets of Monte and Tina Wood in trust. Monte and Tina Wood serve as the trustees of the Trust. The business address of the Trust is c/o Monte D. Wood, iPrint Technologies, inc., 3073 Corvin Dr., Santa Clara, CA 95051.

(d) – (f)

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each reporting person who is a natural person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable. See Items 4 and 5 below.

Item 4.	Purpose of Transaction.

On August 12, 2002, iPrint entered into a Subordinated Secured Promissory Note with MadeToOrder.com, Inc., a Delaware corporation (“MTO”), pursuant to which MTO will loan iPrint up to $1 million (the “Note”). The Note is

SCHEDULE 13D

CUSIP No. 462628108	Page 8 of 12 Pages

attached hereto as Exhibit 2 and is incorporated herein by reference. As of August 21, 2002, iPrint had received $750,000 under the note. All amounts borrowed pursuant to the note are fully secured by a Security Agreement dated August 12, 2002, between iPrint and MTO (the “Security Agreement”) which grants MTO a security interest in substantially all of iPrint’s assets, subject to a lien relating to iPrint’s bank line of credit. The Security Agreement is attached hereto as Exhibit 3, and is incorporated herein by reference.

In connection with the Note and the Security Agreement, on August 12, 2002, Monte Wood, Royal Farros, James Childers and MTO entered into a Stockholders Agreement and Irrevocable Proxy (the “Agreement”), pursuant to which MTO may be deemed to be the beneficial owner of the their iPrint shares. The following is a summary of the Agreement. This summary is not a complete description of the Agreement and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 4, and which is incorporated herein by reference.

Stockholders Agreement and Irrevocable Proxy

Pursuant to the Agreement, Monte Wood, Royal Farros and James Childers agree to vote their shares of iPrint common stock (the “Shares”) at any annual or special meeting of stockholders of iPrint, or in any action by written consent of stockholders, in favor of a transaction pursuant to which MTO would acquire a majority of iPrint’s assets and assume a majority of its liabilities, following an assignment by iPrint of all of its assets for the benefit of its creditors pursuant to California state law (the “Transaction”). In accordance with the Agreement, Monte Wood, Royal Farros and James Childers also agree to vote their Shares against (i) approval of any action, proposal or agreement that could compete with, impede, interfere with or attempt to discourage the Transaction or inhibit the timely consummation of the Transaction, (ii) any change in the persons who constitute the Board of Directors of iPrint that is not approved in advance by at least a majority of the persons who were directors of iPrint as of the date of the Agreement, (iii) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the iPrint under the Security Agreement, the Note and a Letter Agreement dated August 12, 2002 (the “Letter Agreement,” discussed below), and (iv) except for the Transaction, any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of iPrint or any subsidiaries.

Pursuant to the Agreement, Monte Wood, Royal Farros and James Childers granted MTO an irrevocable proxy to vote their Shares with regard to the matters referred to above at any annual or special meeting of stockholders of iPrint or in connection with any action by written consent by the stockholders of iPrint. Also pursuant to the Agreement, Monte Wood, Royal Farros and James Childers agreed to use their best efforts to cause their employees, agents and representatives (including any investment banker, attorney or accountant retained by Stockholder) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal for merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of iPrint or any subsidiaries.

The table below lists the number of shares beneficially owned by each of Monte Wood, Royal Farros and James Childers, which shares are subject to the Agreement as described above:

Name of Stockholder	Number of Shares Subject to the Agreement
Monte D. Wood	17,769,879	*
Royal P. Farros	8,675,170	**
James Childers	7,735,438	***

CUSIP No. 462628108	SCHEDULE 13D	Page 9 of 12 Pages

Total:	34,180,487

*
Includes immediately exercisable options to purchase 2,580,000 shares. Of the shares beneficially owned by Mr. Wood, he has sole voting and power of disposition over 2,580,000 shares, and shared voting and power of disposition over 15,189,879 shares.

**
Includes immediately exercisable options to purchase 271,879 shares. Of the shares beneficially owned by Mr. Farros, he has sole voting and power of disposition over 8,543,093 shares, and shared voting and power of disposition over 132,077 shares.

***	Includes immediately exercisable options to purchase 1,118,000 shares. Mr. Childers has sole voting and power of disposition for all of the shares he beneficially owns.

Letter Agreement

In connection with the Note, the Security Agreement and the Transaction, iPrint entered into the Letter Agreement with MTO. The following is a summary of the Letter Agreement. This summary is not a complete description of the Letter Agreement and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 5, and which is incorporated herein by reference

Pursuant to the Letter Agreement, iPrint agreed, that for a period of 180 days or until the Transaction is consummated or otherwise terminated, iPrint will not, nor will it permit any of its affiliates, their officers, directors, employees, or other agents, solicit, initiate, encourage or in any way facilitate any inquires, proposal, negotiation or agreement from any corporation, partnership, person, group or other entity (“Third Party”) concerning a possible merger, consolidation or other business combination involving iPrint or an acquisition of a substantial portion of iPrint’s capital securities or a substantial portion of its assets (“Acquisition Transaction”), or to negotiate, explore, or otherwise engage in discussions with any Third Party in furtherance of such inquiries, furnish information to any such entity or enter into any agreement, arrangement, or understanding with any such Third Party with respect to any Acquisition Transaction or which would require iPrint to abandon, terminate or fail to consummate the Transaction, or any successor transaction thereto.

Also pursuant to the Letter Agreement, in the event iPrint breaches any provision of the Letter Agreement, fails to obtain shareholder approval of the Transaction within 90 days of the Letter Agreement, fails to execute a definitive agreement with MTO with respect to the Transaction within 90 days of the Letter Agreement, or enters into an agreement with a Third Party with respect to an Acquisition Transaction within 360 days of the Letter Agreement, iPrint will pay MTO liquidated damages in the amount of $300,000.

Except as described in this Schedule 13D, none of the Reporting Persons has any plans or proposals that would relate to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D

Item 5.	Interest in Securities of the Issuer.

(a) – (b)
As a result of the Agreement, MTO may be deemed to be the beneficial owner of all 34,180,487 iPrint shares disclosed in this Schedule 13D, which amount represents the Shares beneficially owned by Monte Wood, Royal Farros

SCHEDULE 13D

CUSIP No. 462628108	Page 10 of 12 Pages

and James Childers. The Shares constitute approximately 58.13% of the issued and outstanding shares of iPrint as of July 31, 2002.6

(c)
None of Monte Wood, Royal Farros and James Childers has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) – (e)
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Agreement, Letter Agreement, Note and Security Agreement referred to above in Item 4 and incorporated by reference herein.

[6]
Calculated based on 58,804,919 shares, which includes 54,835,040 shares outstanding as of July 31, 2002, and 3,969,879 shares underlying immediately exercisable options held by Messrs. Wood, Farros and Childers.

SCHEDULE 13D

CUSIP No. 462628108	Page 11 of 12 Pages

Item 7.	Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
1.	Joint Filing Agreement, dated August 21, 2002, by and among Monte D. Wood, Royal P. Farros, James Childers, Tina M. Wood, and Tina and Monte Wood as trustees of the Wood Living Trust.

2.	Subordinated Secured Promissory Note dated as of August 12, 2002, from iPrint Technologies, inc. to MadeToOrder.com, Inc.

3.	Security Agreement dated as of August 12, 2002, by and between iPrint Technologies, inc. and MadeToOrder.com, Inc.

4.	Stockholders Agreement and Irrevocable Proxy dated as of August 12, 2002, among Monte Wood, Royal Farros, James Childers and MadeToOrder.com, Inc.

5.	Letter Agreement dated August 12, 2002, by and between iPrint Technologies, inc. and MadeToOrder.com, Inc.

SCHEDULE 13D

CUSIP No. 462628108	Page 12 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2002

	By:	/s/ MONTE D. WOOD
Monte D. Wood. President and Chief Executive Officer of iPrint Technologies, inc.

Date: August 21, 2002	WOOD LIVING TRUST

	By:	/s/ MONTE D. WOOD
Monte D. Wood Trustee

By:	/s/ TINA M. WOOD
Tina M. Wood Trustee

Date: August 21, 2002

	By:	/s/ TINA M. WOOD
Tina M. Wood

Date: August 21, 2002

	By:	/s/ ROYAL P. FARROS
Royal P. Farros

Date: August 21, 2002

	By:	/s/ JAMES CHILDERS
James Childers

EXHIBIT INDEX

Exhibit No.	Exhibit
1.	Joint Filing Agreement, dated August 21, 2002, by and among Monte D. Wood, Royal P. Farros, James Childers, Tina M. Wood, and Tina and Monte Wood as trustees of the Wood Living Trust.
2.	Subordinated Secured Promissory Note dated as of August 12, 2002, from iPrint Technologies, inc. to MadeToOrder.com, Inc.
3.	Security Agreement dated as of August 12, 2002, by and between iPrint Technologies, inc. and MadeToOrder.com, Inc.
4.	Stockholders Agreement and Irrevocable Proxy dated as of August 12, 2002, among Monte Wood, Royal Farros, James Childers and MadeToOrder.com, Inc.
5.	Letter Agreement dated August 12, 2002, by and between iPrint Technologies, inc. and MadeToOrder.com, Inc.